Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following is an investor presentation made available on the transaction website at https://allfor5g.com/:

CREATING ROBUSTCOMPETITION INTHE 5GERA April 29, 2018

LEGAL DISCLAIMER Important Additional Information In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091. Participants in the Solicitation T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Cautionary Statement Regarding Forward-Looking Statements This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com, and in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A — Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile and Sprint assume no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. 2

OVERVIEW 3 >Transaction Overview Creating Robust Competition in the 5G Era Significant Value Creation For All Stakeholders Proven Operational Plan for Success

HIGHLY COMPELLING COMBINATION  Rapid industry convergence and fast emerging 5G economy creates ideal timing for unique combination  Creates only company with capacity to build the first broad and deep nationwide 5G network  Competition will extend U.S. global internet leadership in the 5G era  Supercharges pro-consumer Un-carrier strategy  Expected to create thousands of American jobs and unlock economic growth Compelling benefits support rationale for regulatory approval in the era of 5G  4

TRANSACTION OVERVIEW

Transaction Highlights	▶ T-Mobile / Sprint Corporation (Sprint) to merge through all-stock transaction ▶ Deutsche Telekom and SoftBank Group (SoftBank) are rolling their entire economic ownership stakes into New T-Mobile ▶ Combination is an all-stock transaction with an exchange ratio of 0.10256 of a T-Mobile share for each Sprint share (or the equivalent of 9.75 Sprint shares for each T-Mobile US share) ▶ Total implied enterprise value of approximately $59 billion for Sprint and $146 billion for the combined company ▶ Company will be called T-Mobile with Headquarters in Bellevue, WA and a secondary headquarters in Overland Park, KS
Financial Considerations	▶ More than $6 billion expected run-rate synergies (NPV of ~$43 billion) ▶ Strong closing balance sheet: expected peak leverage ~2.9x Net Debt[1] / LTM Adjusted EBITDA[2] ▶ Fully funded business plan with significant liquidity at close ▶ Robust organic deleveraging

[1] Excludes tower obligations.
[2] Adjusted EBITDA based on T-Mobile's as-reported definition which is unburdened for stock-based compensation

5

NEW T-MOBILE ECONOMIC SHAREHOLDER OWNERSHIP Note: Deutsche Telekom ownership in T-Mobile of 62.3% based on T-Mobile fully-diluted shares outstanding of 865m. SoftBank ownership in Sprint of 83% based on Sprint fully-diluted shares outstanding (assuming cash exercise of all SoftBank warrants) of 4,150mm. Fully-diluted shares outstanding based on share prices as of April 27, 2018. Pro forma ownership assumes exchange ratio of 0.10256, implying New T-Mobile fully-diluted shares outstanding of 1,290mm. 6 6 Pro Forma Status Quo PUBLICPUBLIC 62.3% 37.7% 83.0% 17.0% PUBLIC 41.7% 30.9% 27.4 % NEW T-MOBILE SOFTBANK DEUTSCHE TELEKOM SPRINT T-MOBILE SOFTBANK DEUTSCHE TELEKOM

GOVERNANCE & APPROVALS CEO: John Legere President & COO: Mike Sievert Chairman of the Board: Timotheus Höttges SoftBank Group Chairman and CEO: Masayoshi Son Board Member: Marcelo Claure  SoftBank will grant a proxy to vote its New T-Mobile shares to Deutsche Telekom  No regulatory break-up fees 7 Governance / Management  Deutsche Telekom to nominate 9 directors (at least 2 independent) and SoftBank to nominate 4 directors (at least 2 independent); CEO of New T-Mobile also to be a director  Deutsche Telekom’s and SoftBank’s New T-Mobile shares are subject to a 4-year lock-up, subject to certain exceptions  New T-Mobile financial results to be consolidated by Deutsche Telekom Approvals / Timing  Expected closing no later than the first half of 2019, subject to regulatory approvals and other customary closing conditions  T-Mobile to provide Sprint roaming agreement for 4 years; agreement will survive in event of termination of transaction

8 Transaction Overview > Creating Robust Competition in the 5G Era Significant Value Creation For All Stakeholders Proven Operational Plan for Success

CREATING ROBUST COMPETITION IN THE 5G ERA

UNPRECEDENTED NATIONWIDE 5G NETWORK

- Unprecedented capacity, speed and latency to drive revolutionary consumer experience unlocking significant economic value
- Accelerate U.S. position in 5G as the only company able to quickly deploy a broad and deep nationwide 5G network
- Use early leadership in 5G to capture wave of innovation and disruption, benefiting customers and the nation's economy

SUPERCHARGE UN-CARRIER STRATEGY AT PIVOTAL TIME

- Network capabilities and capacity will lead to better service and lower prices
- Continuation of proven pro-consumer strategy that is fundamentally built around more value and higher consumer satisfaction
- Proactively create new competition and disruption in adjacent markets
- Bring real mobile broadband competition to rural Americans for the first time and new competition for businesses of all sizes

JOB CREATOR FROM DAY ONE UNLOCKING ECONOMIC VALUE

- Creating new jobs day one with investment to expand customer service, retail footprint and 5G buildout
- Driving rapid investment nationwide in 5G, ensuring American leadership in 5G eco-system
- Forcing converged industry leaders to invest more and faster
- Accelerating the growth of millions[1] of U.S. jobs and substantial economic value

9

[1]Based on CTIA estimates from "The Global Race to 5G" April 2018.

UNMATCHED SERVICE AT LOWER PRICES FOR MORE CONSUMERS Shared track record of bringing disruption to wireless... …network scale super-charges PRO-CONSUMER strategy by improving service QUALITY and lowering PRICE LOW PRICES, BEST VALUE Maintained value leadership in wireless with MORE DATA at LOWER PRICES LOWER PRICES Scale allows New T-Mobile to sustainably compete at lower prices 30X increase in capacity allows for customers to do more for less UNLIMITED DATA REVOLUTION Created the Unlimited Data Revolution unleashing mobile experiences for customers UNMATCHED SERVICE EXPERIENCE FOR MORE CONSUMERS Better COVERAGE, RELIABILITY and SPEED through superior multi-band spectrum Expanding T-Mobile’s unique customer service model to Sprint customers with significant investment Major expansion of competition in rural markets and businesses of all sizes CONTRACT FREEDOM 180M customers freed from service contracts 10 10

NEW T-MOBILE WILL BE A LEADING INNOVATOR TO ACCELERATE COMPETITION ACROSS INDUSTRIES! All content is going to the internet… … and the internet is going mobile  Consumers care about innovation, ease of use and quality of service Un-carrier thrives on putting customers first, creating competition and being disruptive Enhanced ability to drive competition in a converged market  VIDEO WIRELESS  BROADBAND 11

U.S. MUST LEAD INNOVATION AGAIN… Early U.S. innovation in the 4G Era led to… Amazing Innovation Global Leaders Technology Job Growth  4.5% of global GDP is estimated to come from mobile technologies in 2016, equivalent to around $3.3 trillion of economic value1 … which created the world’s most valuable companies 12 1 GSMA mobile economy report.

5G IS TRULY REVOLUTIONARY WITH MASSIVE ECONOMIC BENEFIT… 3 million new US jobs (800K in construction) 100X 100X 10X 5G will handle 100X more devices CONNECTIONS 5G will reach peak theoretical speeds of 10 Gbps Global Economic Leadership is at Stake! $275 billion investment $500 billion economic growth Projected reductions in latency (from 10 – 20 ms today LTE) Untold potential for innovation        Mobile HD Video Connected cities and homes Self-driving Cars Smart agriculture Mobile VR and Augmented reality Consumer wearables …and even more!  Source: CTIA 13 Note: Stats on slide based on CTIA estimates from “The Global Race to 5G” April 2018. LIMITLESS POTENTIAL EXTRAORDINARY RESPONSE TIME UNMATCHED SPEED UNPRECEDENTED

THE NEW T-MOBILE HAS THE BREADTH & DEPTH TO CREATE THE FIRST NATIONWIDE 5G NETWORK Available spectrum for 5G New T-Mobile is the ONLY company capable of delivering NATIONWIDE 5G in critical early stage of innovation mmW Mid-band create a broad AND deep network Low-band company could do alone to invest in the rollout New mmW T-Mobile advancements – T-Mobile deployed nationwide fast as AT&T Dense Urban Mid-band Metro Low-band Nationwide 14 14 Unmatched combination of spectrum assets to Enhanced financial position above what either of 5G Proven leadership and plan to rapidly rollout LTE twice as fast as Verizon and three times as

CREATING A JOB COMBINATION 3 years in achieving integration, expansion and New T-Mobile will have more U.S. employees on HOW?! payroll than the prior standalone companies do now. hundreds of new retail locations 15  A projected~$40 billion total capital investment over building out 5G with significant labor investment  Rapid rollout of 5G is expected to create thousands of new jobs, particularly construction jobs in rural communities  Will significantly expand customer care centers and staffing  Driving competition into rural markets with

16 Transaction Overview Creating Robust Competition in the 5G Era >Significant Value Creation For All Stakeholders Proven Operational Plan for Success

NEW T-MOBILE WILL DELIVER SIGNIFICANT SYNERGIES

		Run-Rate Synergies ($bn, pre-tax)	Cost to Achieve ($bn)[1]	NPV of Synergies ($bn) *(Net of Costs to Achieve)*	Integration Years
	**Network** Site Decommissioning, Cost to Decommission, Network Integration Costs & CapEx Savings	~$4+	~$10[2]	~$26	3
	**Sales, Service & Marketing** Store Consolidation, Increased Lease & Labor Expense, Store Refresh Cost, Advertising, Customer Care, Equipment Revenue & Logistics	~$1+	~$1	~$11	3-4
	**Back Office** IT & Billing & Fixed G&A	~$1+	~$4	~$6	3-4
	Total	~$6 +	~$15	~$43+	

- $6bn+ run rate cost synergies attributable 93% of OpEx synergies and 7% of CapEx synergies, but excludes incremental opportunities in new segments of wireless and adjacent industries
- Synergies are significantly enhanced by tax reform and drive rapid free cash flow generation and lower prices

Note: All numbers are approximations and reflect management estimates as of date of presentation.
[1] NPV of Synergies net of Costs to Achieve, calculated assuming a discount rate of 8.0% on unlevered free cash flow. Numbers may not add due to rounding.
[2] Net of avoided Capital Expenditures.

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POISED FOR SIGNIFICANT MARGIN EXPANSION

	2018 Pro Forma	2018 Pro Forma Margins	3-4 Year Targets	Longer-term Targets
Total Revenue	$75-76bn	—	2-4% CAGR $81-86bn	3-5% CAGR $95-100bn
Wireless Service Revenue	$53-57bn	—	2-4% CAGR $59-61bn	2-4% CAGR $67-70bn
Adjusted EBITDA[1,2]	$22-23bn	40-42%	45-47% margin	54-57% margin
Capital Expenditures[3]	$10-11bn	18-19%	15-20% of svc rev	13-15% of svc rev
Adjusted EBITDA less Capital Expenditures[1,4]	$11-12bn	20%-21%	26-30% margin	42-45% margin

Note: Service Revenue and Adjusted EBITDA figures do not include the impacts of new revenue standard.
[1]Adjusted EBITDA based on T-Mobile's as-reported definition which is unburdened for stock-based compensation.
[2]Adjusted EBITDA margins calculated based on Service Revenue.
[3]Capital Expenditures margins calculated based on Service Revenue.
[4] Adjusted EBITDA less Capital Expenditures calculated based on Service Revenue.

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CREDIT STRENGTH AND FLEXIBLE CAPITAL STRUCTURE

Pro Forma NewCo

	Amount[1]	Adjusted LTM EBITDA Multiple[2]
IG Secured Debt [3]	$42bn	1.9x
Total Debt	$75-77bn	3.5x
Cash	$12bn	
Net Debt	$63-$65bn	2.9x

- Fully committed financing of $38bn resulting in a strong opening liquidity, supported by a $4B revolving credit facility, and a fully funded business plan
- Pro forma net leverage of ~2.9x with rapid deleveraging to less than 2x in 3-4 years[2]
- Streamlined single-silo corporate debt structure[4]
- Anticipated Corporate rating of mid to high BB; Unsecured Notes rating of low to high BB and secured debt rating of low BBB
- Projections assume no dividends or share repurchases

[1] Based on estimated 12/31/18 debt and cash balances excluding tower obligations.
[2] Adjusted EBITDA based on T-Mobile's proforma 2018 LTM as-reported definition which is unburdened for stock-based compensation.
[3] Excluding tower obligations, secured debt at close of ~$36B; could grow to up to $42B post close by refinancing callable/ due unsecured debt.
[4] NewCo Topcos will extend guarantee to Sprint HY notes and spectrum lease payments.

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STRONG FREE CASH FLOW TO FUEL DELEVERAGING OVER TIME Free Cash Flow1 Net Debt2 Potential Net Leverage Net Debt2 / Adjusted EBITDA3 2.9x $66 – 68bn $16 – 18bn Longer term Longer term Longer term 2019E 3-4 years 2019E 3-4 years 2019E 3-4 years 1Defined as Cash Flow From Operations less Capital Expenditures. 2Excludes tower obligations. 3Adjusted EBITDA based on T-Mobile’s as-reported definition which is unburdened for stock-based compensation. 20 $10 – 11bn $1 – 2bn 1.8x 0.2-0.3x $50 – 52bn $6 – 10bn

21 Transaction Overview Creating Robust Competition in the 5G Era Significant Value Creation For All Stakeholders >Proven Operational Plan for Success

PROVEN OPERATIONAL PLAN FOR SUCCESS T-Mobile  Fast and low risk delivery of synergies while protecting customer experience  Use T-Mobile as the anchor network and increase network density and coverage with selected Sprint “keep” sites  Deploy 2.5 GHz spectrum on T-Mobile sites and full T-Mobile spectrum portfolio on Sprint “keep” sites  New T-Mobile network of ~85k macro sites and 50k small cells  Migrate Sprint customers to T-Mobile network within 3 years without degrading experience on Sprint’s network  On Day One, 20 million Sprint customers already have compatible handsets with T-Mobile’s network  Aggressively migrate CDMA voice to VoLTE  Billing and back office system migrations to occur over time minimizing disruption to distribution, care, and operations 22 Anchor on Network Migrate customers

PROVEN TRACK RECORD POINTS TO SUCCESSFUL MODEL 23  We’ve done this before with MetroPCS… – Similar playbook for integration – just more markets – Executed major market level integration with comparable subscriber size to key Sprint markets (e.g., New York, LA, etc.) And we delivered…  … MORE synergies than originally announced… – Synergies of $9-10bn vs. initial projection of $6-7bn – $3bn or more than 40% higher  … synergies FASTER than people thought possible… – Hit synergy run-rate 1 year earlier than plan  All while maintaining an AMAZING customer experience – Doubled size of MetroPCS customer base in 4.5 years

THE NEW T-MOBILE WILL BE GOOD FOR INVESTORS, CONSUMERS AND AMERICA AT LARGE Rapid industry convergence and fast emerging 5G economy creates ideal timing for unique combination   Creates only company with capacity to build the first broad and deep nationwide 5G network  Competition will extend U.S. global internet leadership in the 5G era  Supercharges pro-consumer Un-carrier strategy  Expected to create thousands of American jobs and unlock economic growth Compelling benefits support rationale for regulatory approval in the era of 5G  24

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